June 9, 2009

VIA EDGAR AND OVERNIGHT COURIER 202.551.3745

H. Roger Schwall
Assistant Director
Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Eugenic Corp.
Registration Statement on Form 20-F
Filed April 29, 2009
File No. 0-53646

Dear Mr. Schwall:

On behalf of our client, Eugenic Corp., an Ontario, Canada corporation (the “Company”) and pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”), we hereby submit via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form 20-F (File No. 0-53646) (the “Registration Statement”), including certain exhibits thereto.  Separately, we are delivering to the staff of the Securities and Exchange Commission (the “Staff”) three additional copies of the Amendment marked to show changes from the Registration Statement originally filed.

By letter dated May 26, 2009 (the “Comment Letter”) from H. Roger Schwall, Assistant Director, the Company was informed of the comments of the Staff with respect to the originally filed Registration Statement.  In addition to responding to the Staff’s comments, the Company has amended the Registration Statement to update the financial statements and certain other information contained in the Registration Statement.  Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by the Company.

Form 20-F

General

1.
The Form 20-F registration statement will become automatically effective 60 days from the date of the first filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

We are aware of the automatic effectiveness and consequences thereof.

2.
You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

We have addressed all of the comments contained in the Comment Letter and indicated herein the location of the related revisions.  Further, where necessary, we have made corresponding changes, when applicable, throughout the document.

3.
Please provide updated disclosure with each amendment. For example, given the current economic environment the statement at page 39 that "during the past year, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry" seems outdated.

The amendment contains updated disclosure throughout including the revisions to the disclosure referenced above.  Further, outdated information has been removed.

4.	Please avoid the use of repetitive disclosure. For example, we note that share capital is discussed in two different places in your filing.

Repetitive disclosure such as that pertaining to share capital has been removed.  The disclosure of share capital now only appears in Item 10.A.

Risk Factors, page 8

5.
Please eliminate statements that mitigate the risk you present. For example, rather than stating that there can be no assurance or no guarantee of a particular outcome revise to state the extent of each risk plainly and directly.

Throughout the risk factor disclosures we have removed statements that serve to mitigate the presented risk.

History and Development of the Company, page 15

6.	Please provide all of the information required by Item 4.A.3, including the legislation under which you operate and the address and telephone number of your registered office.

The requested information has been added to the disclosure under History and Development of the Company.

Operating and Financial Review and Prospects, page 23

Share Capital, page 32

7.	Please disclose the number of shares that are issued and fully paid and issued but not fully paid. See ltem 10.A.1.(b) of Form 20-F.

The Share Capital discussion in Item 10.A has been revised to include the requested disclosure.

August 31, 2008-2007

8.
We note your statement at page 34 that “[f]or the year ended August 31, 2008 revenue decreased compared to revenue in the comparable period in 2007 primarily a result of decreased natural gas sales volumes.” We further note your statement at page 36 that the decrease in revenue for this period was due to “a decrease in natural gas sales volumes and decreased commodity prices received.” Please reconcile. In addition, where two or more factors contributed to a material change, quantify the impact of each factor.

The conflicting information has been reconciled.  The quantification of the production volume factor appears in the first paragraph under the “Production Volume” subheading at the bottom of page 38.  The quantification of the commodity price factor appears in the first paragraph under the “Commodity Price” subheading on page 39.

November 30, 2008-2007

9.
We note your statement that “[t]he decrease in assets for the three months ended November 30, 2008 was primarily attributed to a decrease which was partially offset by an increase in accounts receivable.” Please indicate the factor that led to the decrease in assets.

The discussion on page 38 has been updated to cover the six month period ended February 28, 2009 and expanded to provide the requested disclosure.

Depletion, page 36

10.
We note that between August 31, 2008 and August 31, 2007 depletion decreased and that it increased between August 31, 2007 and August 31, 2006. We further note that both the increase and decrease were attributed to production declines. Please explain how production declines attributed to an increase and decrease in depletion, respectively.

The discussion has been revised.  The increase in depletion is now properly attributed to a reduction in reserves.

Safe Harbor, page 40

11.
Please note that the safe harbor provided in Section 27 A of the Securities Act and Section 21E of the Exchange Act only applies to forward-looking information provided pursuant to Item 5.E and F of Form 20-F. See Item 5.G of Form 20-F. Please eliminate the suggestion that the safe harbor applies to all of Item 5.

The disclosure has been revised to reflect the limitation discussed above.

Directors and Senior Management, page 41

12.
Please indicate whether Ms. Hall devotes less than 100% of her time to your business. If so, please also include a risk factor addressing the impact on your company arising from the fact that she is also involved with other businesses.

The discussion has been expanded to provide the requested disclosure including the addition of a related risk factor.

13.	Please briefly describe the business engaged in by EnerNorth.

The discussion has been expanded to provide the requested disclosure.

Audit Committee, page 46

14.	We note that your audit committee is to be comprised of at least three directors, but that it only includes two directors. Please advise or revise.

The discussion has been revised to reflect that the Audit Committee consists of at least three directors, two of whom are independent and that Sandra Hall is the third member of the Audit Committee.  The amended Audit Committee Charter proving for same has been filed as Exhibit 4.7.

Major Shareholders, page 51

15.	Please indicate whether your major shareholders have different voting rights, or provide an appropriate negative statement. See Item 7.A.1.(c) of Form 20-F.

The discussion has been revised to indicate that the major shareholders have the same voting rights as the other shareholders.

Material Contracts, page 59

16.	Please indicate that you have provided a summary of your material contracts for the previous two years and, if you have not, provide such disclosure.

We have revised the disclosure to indicate that the section contains a summary of all of our material contracts during the past two years.

Taxation, page 60

17.
Please eliminate any suggestion that the discussion of tax consequence is a summary. In addition, it is inappropriate to indicate that holders should consult their own tax advisors, although you may suggest this course of action.

The objectionable language has been eliminated throughout.

Dividends and Paying Agents, page 64

18.	If material, please provide the information required by Item 10.F of Form 20-F. In addition, it is inappropriate to indicate that Item 10.F does not apply to this registration statement.

Section 10.F has been revised to provide the requested information and remove the inappropriate statement.

Pro Forma Financial Statements, page F-37

General

19.
Please arrange the ordering of your Pro Forma financial statements in a manner consistent with that of your interim and annual financial statements. Please also add an introductory paragraph with the information prescribed under Rule 11-02(b)(2) of Regulation S-X.

The Pro Forma Statements have been arranged in a manner consistent with that used for the other financial statements appearing in the registration statement.  The requested introductory paragraph has been added under Note 1., Basis of Presentation.

20.
We note that you have presented pro forma balance sheets as of November 30, 2008 and August 31, 2008. Please adhere to the guidance in Rule 11-02(c)( I) of Regulation S-X by presenting only a pro forma balance sheet as of the end of the most recent period for which historical financial statements are included in your filing.

The November 30, 2008 pro forma financials have been replaced by February 28, 2009 pro formas and the November 30, 2008 financial statements of the Company have been replaced with February 28, 2009 financial statements of the Company.  The February 28, 2009 balance sheet of the Company reflects the February 27, 2009 acquisition of 1354166 Alberta Ltd. and as such we have not provided a February 28, 2009 pro forma balance sheet. Further, we have deleted the August 31, 2008 pro forma balance sheet.

21.
We note that your Pro Forma Balance Sheet includes an adjustment to increase the basis of your oil and gas interests as a result of the application of purchase accounting. However, it does not appear as though you have given effect to the related depletion of this asset in your adjustments to your Pro Forma Statement of Operations for either the annual or interim periods. Please explain this inconsistency or include an adjustment for depletion in both your annual and interim pro forma financial statements.

An adjustment for depletion has been included in both our annual and interim pro forma financial statements

22.	Please provide pro forma SFAS 69 reserve information covering the acquisition of 1354166 Alberta Ltd., following the guidance IRQ 6 of SAB Topic 2:D.

Pro Forma reserve information respecting 1354166 Alberta Ltd. has been added under Item 4.D beginning on page 22.

*  *  *  *  *

We believe that the changes in the accompanying Amendment and the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.  If the Staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment, please contact me at 212-400-6900.

Very truly yours,

/s/ Scott Rapfogel

SER/klr